Exhibit 99.1

Gorilla Technology Group Achieves Explosive Growth in H1 2024; Sales Surge by 222%, as Company Delivers Record Profits and Strengthens Market Position

LONDON, September 30, 2024 (GLOBE NEWSWIRE & NEWSFILE) – Gorilla Technology Group Inc. (“Gorilla” or the “Company”) (NASDAQ: GRRR) today announced its financial results for the first half of 2024, showcasing a remarkable period of unprecedented growth and profitability. This outstanding performance underscores Gorilla’s rapid ascent as a leading AI-driven enterprise, delivering transformative technology solutions across global markets.

Key Financial Highlights (Jan-Jun 2024):

●	Revenue: Gorilla Technology Group recorded $20.67 million in revenue, marking an impressive 222% increase from $6.43 million in H1 2023, reflecting significant market penetration and accelerated demand for its cutting-edge AI-driven solutions.

●	Gross Profit: Gorilla’s gross profit surged to $17.68 million, up an extraordinary 456% from $3.18 million in H1 2023. This sharp increase is the result of cost reduction initiatives and higher-margin projects that have significantly boosted profitability.

●	Operating Profit: The company achieved a remarkable turnaround, posting an operating profit of $1.77 million, a substantial improvement from the $7.29 million loss recorded in H1 2023. This transformative shift underscores the success of Gorilla’s strategic realignment and its focus on profitable growth.

●	Net Profit: Gorilla delivered $1.61 million in net profit, a major improvement over the $7.27 million net loss reported in H1 2023, signifying the company’s impressive rebound and continued strong performance in 2024.

●	Total Overheads: Gorilla reduced its overheads by 27.55%, from $11.32 million in H1 2023 to $8.20 million in H1 2024, reflecting its commitment to operational efficiency and prudent financial management.

●	Earnings Before Interest, Tax, Depreciation & Amortization (EBITDA): EBITDA increased significantly, from a $6.56 million loss in H1 2023 to a positive $2.49 million in H1 2024, showcasing operational resilience and enhanced profitability.

●	Adjusted EBITDA: Adjusted EBITDA rose by an astounding margin, reaching $2.65 million, up from a $3.47 million loss in H1 2023, driven by strong underlying business performance and growth in key sectors.

First Half 2024 Results

Unless noted otherwise, all figures are for the six months ended June 30, 2024, and all comparisons are with the corresponding period of 2023 The following table summarizes financial results (unaudited):

	Six months ended June 30
Items	2024	2023
	(dollars in thousands)
Revenue	$20,675	$6,429
Cost of revenue	(2,996)	(3,250)
Gross margin	17,679	3,179
Operating expense	15,905	10,470
Operating income (loss)	1,774	(7,292)
Net profit (loss)	$1,612	$(7,270)
Number of contract of sales	61	81

The following table shows our EBIT, EBITDA, and adjusted EBITDA, together reconciled to the income (loss) for the six months period ended June 30, 2024, and 2023 (unaudited).

	Six Months Ended June 30
	2024	2023
	(dollars in thousands)
Profit (loss) for the period	$1,612	$(7,270)
Income tax expense	138	2
Interest and finance income (expense), net	24	(24)
EBIT (LBIT)	$1,774	(7,292)
Depreciation expense	276	322
Amortization expense	442	407
EBITDA (LBITDA)	$2,492	$(6,563)
Transaction costs(1)	162	3,098
Adjusted EBITDA (LBITDA)	$2,654	$(3,465)

(1)	Transaction costs are one-off expenses for one-time employee expenses and professional services related to asset acquisition, professional services for one-time project which are considered as one-off corporate development events and added back for calculation of adjusted EBITDA.

Jay Chandan, Chairman & CEO of Gorilla Technology Group, commented: “The first half of 2024 has been nothing short of exceptional. These results reflect our strategic focus on operational excellence, market expansion and the powerful role AI continues to play in driving our growth. We have significantly strengthened our balance sheet, pivoted towards higher-margin solutions, and optimised our cost structure. This has enabled us to deliver record profits and further solidify our position as an innovative leader in the global technology landscape.”

Jay added: “As we look ahead, we remain laser-focused on scaling our AI-driven offerings and executing on our long-term vision. We are on track to deliver our best year yet, with strong indications that our year-end results will surpass the Company’s expectations across all key metrics. Gorilla is poised to lead the charge in the rapidly evolving AI and technology space.”

Bruce Bower, Interim Chief Financial Officer of Gorilla Technology Group, added:

“Our financial performance in the first half of 2024 is a testament to the strength and agility of our business model. We have successfully realigned our cost structure while driving exceptional top-line growth. The sharp reduction in our cost of sales, coupled with our ability to generate substantial gross and operating profits, demonstrates the operational efficiencies we’ve embedded across the organisation.

“Looking ahead, we are confident that our strategic investments and prudent financial management will continue to yield strong returns. We have laid a solid foundation for sustainable, profitable growth and are well positioned to exceed our full-year financial targets. Gorilla is not only delivering on its promise of innovation but also creating real, tangible value for our shareholders.”

Forward Momentum into H2 2024 and Beyond

Gorilla is not resting on its laurels. The company is aggressively pursuing new larger deals and expanding its global footprint and is set for an even more impactful second half of 2024, underpinned by a rapidly expanding pipeline of potential project and accelerated market penetration. Our pipeline continues to grow larger than previously projected, reflecting the increasing interest in Gorilla’s AI-driven solutions across our core regions.

Full-year projections remain highly optimistic, with revenues on track to surpass $72 million, driven by both existing and anticipated contracts in key markets such as MENA, Southeast Asia, East Asia, South America and the United Kingdom. The company expects significant profit growth over fiscal 2023 as operational efficiencies and product innovations continue to drive higher margins.

About Gorilla Technology Group Inc.

Headquartered in London U.K., Gorilla is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology. We provide a wide range of solutions, including, Smart City, Network, Video, Security Convergence and IoT, across select verticals of Government & Public Services, Manufacturing, Telecom, Retail, Transportation & Logistics, Healthcare and Education, by using AI and Deep Learning Technologies.

Our expertise lies in revolutionizing urban operations, bolstering security and enhancing resilience. We deliver pioneering products that harness the power of AI in intelligent video surveillance, facial recognition, license plate recognition, edge computing, post-event analytics and advanced cybersecurity technologies. By integrating these AI-driven technologies, we empower Smart Cities to enhance efficiency, safety and cybersecurity measures, ultimately improving the quality of life for residents.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Gorilla’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding our beliefs about future revenues, our ability to attract the attention of customers and investors alike, Gorilla’s largest projects and ability to win additional projects and execute definitive contracts related thereto, along with those other risks described under the heading “Risk Factors” in the Form 20-F Gorilla filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2024 and those that are included in any of Gorilla’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Gorilla and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Gorilla undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Investor Relations Contact:

Dave Gentry

RedChip Companies, Inc.

1-407-644-4256

GRRR@redchip.com

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